Exhibit 99.1

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

This is a digital representation of a DeGolyer and MacNaughton report.

Each file contained herein is intended to be a manifestation of certain data in the subject report and as such is subject to the definitions, qualifications, explanations, conclusions, and other conditions thereof. The information and data contained in each file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

REPORT

as of

NOVEMBER 30, 2017

on

RESERVES and REVENUE

of

CERTAIN PROPERTIES

owned by

BERRY PETROLEUM COMPANY, LLC

DEGOLYER AND MACNAUGHTON

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

REPORT

as of

NOVEMBER 30, 2017

on

RESERVES and REVENUE

of

CERTAIN PROPERTIES

owned by

BERRY PETROLEUM COMPANY, LLC

FOREWORD

Scope of Investigation

This report presents estimates, as of November 30, 2017, of the extent and value of the proved oil, condensate, natural gas liquids (NGL), and gas reserves of certain properties in which Berry Petroleum Company, LLC (Berry) has represented that it owns an interest. The properties evaluated are located in California, Colorado, Texas, and Utah and are listed in detail in the appendix to this report, and represent 100 percent of the proved oil, condensate, NGL, and gas reserves of Berry as of November 30, 2017.

Estimates of reserves presented in this report have been prepared in compliance with the regulations promulgated by the United States Securities and Exchange Commission (SEC). These reserves definitions are discussed in detail in the Definition of Reserves section of this report. Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after November 30, 2017. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Berry after deducting royalties and interests owned by others.

This report also presents values for proved reserves using prices and costs provided by Berry. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). A detailed explanation of the future price and cost assumptions is included in the Valuation of Reserves section of this report.

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Values of proved reserves in this report are expressed in terms of future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, capital costs, and abandonment costs from the future gross revenue. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded annually over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold. In this report, present worth values using a discount rate of 10 percent are reported in detail and values using discount rates of 5, 9, 15, 20, 25, 30, and 35 percent are reported as totals in the appendix to this report.

Estimates of oil, condensate, NGL, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority	This report was prepared at the request of Mr. Arthur T. Smith, Chief Executive Officer of Berry.

Source of Information

Data used in the preparation of this report were obtained from Berry and from public sources. In the preparation of this report we have relied, without independent verification, upon information furnished by Berry with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

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DEFINITION of RESERVES

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production–decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

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(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Probable reserves – Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

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(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) See also guidelines in paragraphs (iv) and (vi) of the definition of possible reserves.

Possible reserves – Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience

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and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (iii) of the proved oil and gas reserves definition, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

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Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The extent to which probable and possible reserves ultimately may be reclassified as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological factors as well as the time element. No probable or possible reserves have been evaluated for this report.

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ESTIMATION of RESERVES

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Berry, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP). Structure maps were utilized to delineate each reservoir, and isopach maps were utilized to estimate the reservoir volume. Electric logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the fluid and rock properties, and the production histories. An analysis of the reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves. Most of the properties in California evaluated herein are produced using thermal recovery methods involving either cyclic steam injection or continuous steamflood operation. Therefore, steam-oil ratios and steam volumes were analyzed and projected and were used in the estimation of reserves when applicable.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on existing economic conditions.

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In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

Approximately 65 percent of the non-producing reserves are associated with recently completed steam injectors on Berry’s Hill lease in the Tulare Formation steamflood, and 15 percent are associated with additional net pay behind pipe in various leases in the Diatomite Formation. In these wells, only a portion of the Diatomite Formation is currently producing by cyclic steam injection. The remaining net pay is the target for future cyclic steam injection. Type-curve production profiles were prepared based on the existing wells completed in the Tulare Formation and the Diatomite Formation, respectively, and those associated production profiles were then applied to these wells.

Ninety-nine percent of the undeveloped oil reserves evaluated herein are located in California, and were estimated based on a future drilling and development schedule provided by Berry consisting of approximately 710 producer wells and steam-injector wells. Berry has represented that it will commit to the capital investments necessary to undertake the development schedule provided to develop the quantities estimated herein. Based on that representation, we have classified these quantities as proved undeveloped reserves. All of these proposed locations are either infill wells or very close direct step-out wells in densely spaced existing lease developments. Type-curve production profiles were prepared based on the existing wells completed in the target reservoir, and those associated production profiles were then applied to the proposed locations. Oil production profiles associated with an undeveloped steam injector represent the additional oil production response anticipated to be produced from directly offsetting producers.

All of the undeveloped gas reserves evaluated herein are located in Colorado, and were estimated based on a future drilling and development schedule provided by Berry consisting of 80 new gas wells on its leasehold acreage in the Piceance Basin. Berry has represented that it will commit to the capital investment necessary to undertake the development schedule provided to develop the quantities estimated herein. Based on that representation,

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we have classified these quantities as proved undeveloped reserves. All of these proposed locations are either infill wells or very close direct step-out wells in densely spaced existing lease developments. Type-curve production profiles were prepared based on the existing wells completed in the target reservoir, and those associated production profiles were then applied to the proposed locations.

In the preparation of this report, gross production estimated through November 30, 2017, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves. In some fields this required that the production rates be estimated for up to 5 months, since production data from certain properties were available only through June 2017. Data available from wells drilled through November 30, 2017, were used in this report. The development status represents the status applicable on November 30, 2017.

Gas quantities estimated herein are expressed as separator gas and sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel use, flare, and shrinkage resulting from field separation and processing. Separator gas is the gas remaining after field separation but prior to gas processing and shrinkage for fuel use or flare. Gas reserves estimated herein are reported as sales gas. Gross gas reserves are shown as separator gas and sales gas in the appendix to this report. All gas reserves are expressed at a temperature base of 60 degrees Fahrenheit and at the pressure base of the state in which the reserves are located. Gas reserves included in the appendix to this report are expressed in thousands of cubic feet (Mcf).

Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. NGL reserves are those attributed to the leasehold interests according to processing agreements. Oil, condensate, and NGL reserves included in the appendix to this report are expressed in barrels (bbl) representing 42 United States gallons per barrel. Net gas reserves are shown in the appendix converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent (boe). For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

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The estimated gross and net proved reserves, as of November 30, 2017, of the properties evaluated are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Gross Reserves			Net Reserves
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)
Proved
Developed Producing	68,274	1,633	160,943	62,917	1,266	101,022
Developed Non-Producing	5,978	9	441	5,895	8	386

Total Proved Developed	74,252	1,642	161,384	68,812	1,274	101,408
Undeveloped	32,926	0	172,803	32,052	0	136,791

Total Proved	107,178	1,642	334,187	100,864	1,274	238,199

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VALUATION of RESERVES

Revenue values in this report were estimated for proved reserves using price and expenditure assumptions provided by Berry. Future prices were estimated using guidelines established by the SEC and the FASB. The following assumptions were used for estimating future prices and expenditures:

Oil, Condensate, and NGL Prices

Oil, condensate, and NGL price differentials for each property were provided by Berry. The prices were calculated using these differentials to a posted Europe Brent oil price of $53.40 per barrel and were held constant for the lives of the properties. The Brent oil price of $53.40 per barrel is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to November 30, 2017. The volume-weighted average prices over the lives of the properties were $47.24 per barrel of oil and condensate and $27.23 per barrel of NGL.

Gas Prices

Gas price differentials for each property were provided by Berry. The prices were calculated using these differentials to a Henry Hub price of $3.01 per million British thermal units (MMBtu) and were held constant for the lives of the properties. The Henry Hub gas price of $3.01 per MMBtu is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to November 30, 2017. British thermal unit factors were provided by Berry and used to convert prices from dollars per MMBtu to dollars per thousand cubic feet ($/Mcf). The volume-weighted average price over the lives of the properties was $2.967 per thousand cubic feet of gas.

Production and Ad Valorem Taxes

Production taxes were calculated using the tax rates for the state in which the property is located, including, where appropriate, abatements for enhanced recovery programs. Ad valorem taxes were calculated using rates provided by Berry that were based on recent payments.

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Operating Expenses, Capital Costs, and Abandonment Costs

Estimates of operating expenses, provided by Berry and based on current expenses, were held constant for the lives of the properties. Future capital expenditures were estimated using 2017 values, provided by Berry, and were not adjusted for inflation. Abandonment costs, net of salvage where applicable, were provided by Berry for all properties and include all reclamation and restoration costs associated with abandonment. The abandonment costs were provided by Berry in aggregate at the District level except for wells drilled in 2017 and proposed undeveloped wells where they are shown with the individual property.

The estimated future revenue and costs to be derived from the production and sale of the net proved reserves, as of November 30, 2017, of the properties evaluated are summarized as follows, expressed in thousands of dollars (M$):

	Proved Developed Producing (M$)	Proved Developed Non-Producing (M$)	Total Proved Developed (M$)	Proved Undeveloped (M$)	Total Proved (M$)
Future Gross Revenue	3,230,530	286,958	3,517,488	1,988,852	5,506,340
Production Taxes	66,504	3,298	69,802	13,188	82,990
Ad Valorem Taxes	84,617	9,331	93,948	61,394	155,342
Operating Expenses	1,696,362	96,667	1,793,029	695,671	2,488,700
Capital Costs	51,121	10,443	61,564	488,768	550,332
Abandonment Costs	92,700	344	93,044	37,564	130,608
Future Net Revenue	1,239,226	166,875	1,406,101	692,267	2,098,368
Present Worth at 10 Percent	740,776	84,537	825,313	243,364	1,068,677

Note: Future income taxes have not been taken into account in the preparation of these estimates.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8)(i), (ii), and (v)–(x), and 1203(a) of Regulation

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S-K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein, (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year, and (iii) the as-of date of the report does not coincide with Berry’s fiscal year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

The appendix bound with this report includes (1) summary projections of proved reserves and revenue by reserves category, (2) summary projections of proved reserves and revenue by state, asset, and reserves category, (3) summary projections of proved reserves and revenue by asset, district, and reserves category, and (4) tabulations of proved reserves and revenue by asset, district, unit-lease/field, reserves category, and case name.

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SUMMARY and CONCLUSIONS

Berry has represented that it owns interests in certain properties in California, Colorado, Texas, and Utah. The estimated net proved reserves of the properties evaluated, as of November 30, 2017, are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Net Reserves
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)
Proved
Developed Producing	62,917	1,266	101,022
Developed Non-Producing	5,895	8	386

Total Proved Developed	68,812	1,274	101,408
Undeveloped	32,052	0	136,791

Total Proved	100,864	1,274	238,199

The estimated future revenue attributable to Berry’s interests in the proved reserves, as of November 30, 2017, of the properties evaluated under the aforementioned assumptions concerning future prices and costs is summarized as follows, expressed in thousands of dollars (M$):

	Proved Developed Producing (M$)	Proved Developed Non-Producing (M$)	Total Proved Developed (M$)	Proved Undeveloped (M$)	Total Proved (M$)
Future Gross Revenue	3,230,530	286,958	3,517,488	1,988,852	5,506,340
Future Net Revenue	1,239,226	166,875	1,406,101	692,267	2,098,368
Present Worth at 10 Percent	740,776	84,537	825,313	243,364	1,068,677

Note: Future income taxes have not been taken into account in the preparation of these estimates.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the November 30, 2017, estimated reserves.

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DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of Berry. DeGolyer and MacNaughton has used all assumptions, procedures, data, and methods that it considers necessary to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

SIGNED: January 5, 2018

Gegory K. Graves, P.E. Senior Vice President DeGolyer and MacNaughton